CANWEALTH MINERALS CORPORATION
1376 Perrot Boulevard
Ile Perrot, Quebec, Canada J7V 7P2

December 6, 2013

VIA EDGAR ELECTRONIC TRANSMISSION:

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Jonathan E. Gottlieb
Mark S. Webb, Legal Branch Chief

Re:	Canwealth Minerals Corporation
Registration Statement on Form S-1
File No. 333-189845
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Gottlieb and Mr. Webb:

Canwealth Minerals Corporation (the “Company”) hereby respectfully requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of December 10, 2013 at 9:00 a.m. Eastern Time, or as soon thereafter as practicable.

In connection with the request for acceleration of effectiveness of the above-referenced Registration Statement, please be advised that the Company acknowledges to the Securities and Exchange Commission (the “Commission”) that:

1)
Should the Commission or the staff, acting pursuant to delegated authority, declare the Company’s filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2)
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Company’s filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

3)
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Further, the Company is aware of its obligations under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.

Sincerely, /s/ Garth McIntosh Garth McIntosh, President and Chief Executive Officer

cc:	Alan C. Ederer, Esq.
Westerman Ball Ederer Miller & Sharfstein, LLP